[AIG Letterhead]
August 6, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated August 2, 2010 with respect to American International Group, Inc.’s (AIG) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 (First Quarter Form 10-Q) and our prior letter dated July 28, 2010 (Prior Letter). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the First Quarter Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the First Quarter Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
Item 1. Financial Statements (Unaudited)
Notes to Consolidated Financial Statements
14. Income Taxes, page 79
1.	Please refer to prior comment five. Your proposed disclosure does not appear to adequately describe and quantify the factors that you considered in allocating the reduction in the valuation allowance between continuing and discontinued operations. Please revise to explain the sources of income that allowed for the release in the valuation allowance, amounting to a $216 million reduction to continuing operations and a $665 million reduction to discontinued operations. Also revise to describe the events in the first quarter of 2010 that led to increases in expected gains from your planned divestitures and explain how these events led to these increases. In addition, revise to reconcile the $151 million “tax benefit attributable to continuing operations” referred to in your response to the $91 million in the table on page 79.
AIG Response:
AIG will provide additional disclosures in the Second Quarter Form 10-Q as attached in Exhibit A.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General Insurance, page 90
2.	We note your response to our previous comment six and in particular the last four sentences of the response. Please include a risk factor discussing the uncertainty regarding the ultimate amount of claims that may be incurred related to the BP oil leak. Please explain that due to the unsettled nature of the incident and its effects, additional insureds may be identified and disclose the types of claims that such additional insureds could ultimately file related to this incident, as discussed in your response. Also, to the extent that the company provides property, liability or other insurance coverage to BP, the type and extent of coverage should be discussed in the risk factor.
AIG Response:
AIG will provide the following additional disclosure in the Outlook section of the Management’s Discussion and Analysis of Results of Operations and Financial Condition in AIG’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (Second Quarter Form 10-Q):
On April 20, 2010, an explosion on the Deepwater Horizon offshore drilling rig, operating in the Gulf of Mexico off the coast of Louisiana, resulted in a fire that led to the sinking of the rig and subsequent oil spill. AIG’s net exposure to property loss on this event was approximately $23 million; this has been paid. AIG continues to monitor the casualty exposure to Deepwater Horizon and believes that carried loss reserves at June 30, 2010 are adequate to cover estimated losses attributable to this event. However, AIG’s claims estimates may change over time, as the forensic investigation is incomplete, the cleanup is incomplete, and the litigation has only just begun.
There may also be other policyholders involved as the matter evolves. The types of claims may include cleanup costs, both directly incurred and those for which reimbursement to the government may be required; natural resource damages, including damages to the various fisheries impacted by the spill; property damage to private property; business interruption to Gulf Coast businesses; the bodily injury and wrongful death claims of the workers on the rig;

claims for the destruction of the rig itself and various class actions brought by Gulf Coast residents on various theories of liability. In addition, it is uncertain how the $20 billion cleanup fund established by BP may affect claims under Chartis’ policies, as injured parties may seek compensation from the fund rather than through their own or others’ insurance policies.
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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President & Deputy General Counsel

Exhibit A
14. Income Taxes
Effective Tax Rates and Interim Period Tax Assumptions
     AIG’s actual income tax (benefit) expense differs from the statutory U.S. federal amount computed by applying the federal income tax rate due to the following:

	Three Months Ended June 30, 2010			Six Months Ended June 30, 2010
			Percent of			Percent of
	Pre-Tax		Pre-tax			Pre-tax
	Income		Income	Pre-Tax		Income
(dollars in millions)	(Loss)	Amount	(Loss)	Income	Amount	(Loss)

U.S. federal income tax at statutory rate	$(1,625)	$(569)	35.0%	$652	$228	35.0%
Adjustments:
Tax exempt interest		(152)	9.4		(307)	(47.1)
Investments in subsidiaries, partnerships and variable interest entities		(77)	4.7		(44)	(6.8)
Effect of foreign operations		(501)	30.8		(467)	(71.6)
Bargain purchase gain		—	—		(142)	(21.8)
State income taxes		(31)	1.9		(117)	(17.9)
Other		(159)	9.9		(196)	(30.0)
Effect of discontinued operations		248	(15.3)		392	60.1
Effect of discontinued operations - goodwill		924	(56.9)		924	141.7
State tax valuation allowance - continuing operations		131	(8.1)		196	30.1
Valuation allowance:
Continuing operations		539	(33.2)		(211)	(32.4)
Discontinued operations		137	(8.4)		6	0.9

Total income tax expense	(1,625)	490	(30.1)	652	262	40.2
Amount included in discontinued operations	(3,228)	179	(5.5)	(2,708)	374	(13.8)

Tax expense (benefit) from continuing operations	$1,603	$311	19.4%	$3,360	$(112)	(3.3)%

     AIG’s income tax expense (benefit) from continuing operations for the three and six months ended June 30, 2010 and 2009 is comprised of the following:

	Three Months		Six Months
	Ended June 30,		Ended June 30,
(in millions)	2010	2009	2010	2009

Current tax expense (benefit)	$198	$1,045	$1,181	$1,381
Deferred tax expense (benefit)	113	(1,460)	(1,293)	(2,665)

Total tax expense (benefit) attributable to continuing operations	$311	$(415)	$(112)	$(1,284)

     AIG is unable to estimate the annual effective tax rate for 2010 due to the significant variations in the customary relationship between income tax expense and pre-tax accounting income or loss; consequently, the actual effective tax rate for the interim periods is being utilized.
For the three- and six-month periods ended June 30, 2010, the effective tax rates on pre-tax income from continuing operations were 19.4 percent and (3.3) percent, respectively. The effective tax rate for the three-month period ended June 30, 2010 attributable to continuing operations was primarily related to an increase in the valuation allowance of $539 million as described below, partially offset by tax exempt interest of $152 million and the effect of foreign operations of $501 million. The effective tax rate for the six-month period ended June 30, 2010 was negative because AIG recorded a net tax benefit on pre-tax income. The benefit reflected in the effective tax rate attributable to continuing operations was primarily related to the effects of tax exempt interest income of $307 million, the effect of foreign operations of $467 million, the excess amount of the Fuji bargain purchase gain for financial reporting over the tax basis which is essentially permanent in duration of $142 million, and a reduction of $211 million in the valuation allowance.
     For the three- and six-month periods ended June 30, 2009, the effective tax rates on pre-tax income (loss) from continuing operations were (249.1) percent and 20.9 percent, respectively. The effective tax rate for the three-month period ended June 30, 2009 was negative because AIG recorded a tax benefit on pre-tax income. The benefit reflected in the effective tax rate attributable to continuing operations for the three-month period ended June 30, 2009 was primarily related to a decrease in the valuation allowance of $1.6 billion, partially offset by deferred tax expense of $760 million mainly attributable to the change in the estimated U.S. tax liability with respect to the potential sale of subsidiaries and an increase of $382 million in the reserve for uncertain tax positions. The benefit reflected in the effective tax rate attributable to continuing operations for the six-month period ended June 30, 2009 was primarily related to tax exempt interest of $366 million, partially offset by changes in the estimated U.S. tax liability with respect to the potential sale of subsidiaries of $287 million and an increase of $406 million in the reserve for uncertain tax positions.
     The following table provides a rollforward of the net deferred tax asset from December 31, 2009 to June 30, 2010:

(in millions)
	Net Deferred
	Tax Asset
	Before
	Valuation	Valuation	Net Deferred
	Allowance	Allowance	Tax Asset

Net deferred tax asset at December 31, 2009	$29,589	$(23,705)	$5,884
Benefit (provision) — continuing operations	1,277	16	1,293
Benefit (provision) — discontinued operations	(606)	(6)	(612)
Deferred taxes on components of shareholders’ equity	(2,143)	(439)	(2,582)
Deferred taxes of acquired entities	525	(640)	(115)
Deferred taxes of deconsolidated entities	(131)	—	(131)
Net deferred tax liabilities reclassified as held for sale	582	1,224	1,806

Net deferred tax asset at June 30, 2010	$29,093	$(23,550)	$5,543

               Assessment of Deferred Tax Assets Valuation Allowances
               AIG evaluates the recoverability of the deferred tax asset and establishes a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized (a likelihood of more than 50 percent). Significant judgment is required to determine whether a valuation allowance is necessary and the amount of such valuation allowance, if appropriate.
               When assessing the realization of its deferred tax asset at June 30, 2010, AIG considered all available evidence, including:
•	the nature, frequency, and severity of cumulative financial reporting losses in recent years;

•	certain transactions, including the recognition of the gains on asset sales, and the planned divestitures of AIA and ALICO;

•	the carryforward periods for the net operating and capital loss and foreign tax credit carryforwards; and

•	tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset.

               Estimates of future gains generated from specific transactions and tax planning strategies discussed below could change in the near term, perhaps materially, which may require AIG to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to AIG’s consolidated financial condition or its results of operations for an individual reporting period.
               At June 30, 2010 and December 31, 2009, AIG’s U.S. consolidated income tax group had net deferred tax assets after valuation allowances of $7.1 billion and $8.6 billion, respectively. Realization of AIG’s net deferred tax asset depends upon its ability to generate gains on asset sales and the divestitures of AIA and ALICO, and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset, but does not depend on projected future operating income of the U.S. consolidated income tax group. At June 30, 2010 and December 31, 2009, AIG’s U.S. consolidated income tax group had deferred tax asset valuation allowances of $20.8 billion and $20.4 billion, respectively.
               For the six months ended June 30, 2010, AIG recorded a reduction in the U.S. consolidated income tax group deferred tax asset valuation allowance of $211 million primarily attributable to a reduction in the deferred tax asset valuation allowance of $910 million related to an increase in the expected gains from the planned divestitures of AIA and ALICO, a reduction in the deferred tax asset valuation allowance of $707 million related to the total other comprehensive income movement primarily attributable to unrealized appreciation in the available for sale securities portfolio, an increase in the deferred tax asset valuation allowance of $855 million related to the estimated U.S. tax liability with respect to the investment in subsidiaries associated with the transfer of goodwill to ALICO, and an increase in the deferred tax asset valuation allowance of $589 million related to a reduction in tax planning strategies.
               When estimating the fair values of the subsidiaries to be divested, AIG considered, among other information, valuations prepared for various purposes. During the first quarter of 2010, AIG increased its estimate of the AIA and ALICO expected divestiture proceeds following an updated assessment of the range of valuation estimates that considered, among other factors, the expected proceeds from the sales to Prudential plc and MetLife Inc. announced in that quarter, which gave rise to the $910 million reduction in the valuation allowance discussed above. As discussed in Note 1 herein, on June 2, 2010, AIG and Prudential plc terminated the AIA transaction. Because AIG is continuing with its plans to divest AIA, this termination did not affect the amount of deferred tax asset expected to be realized in connection with the planned divestiture of AIA. This determination was based on an updated assessment of the expected gain and considered a range of possible outcomes associated with alternative divestiture strategies, including an initial public offering.
               The significant unrealized appreciation in the available for sale securities portfolio partially offset by activity in other comprehensive income reduced the net deferred tax assets before valuation allowance, allowing a reduction of $707 million of valuation allowance.
               During the six months ended June 30, 2010, AIG changed its planned securitization of an insurance portfolio as a tax planning strategy, which previously supported a portion of the U.S. consolidated income tax group’s deferred assets, because more attractive opportunities to provide liquidity are being pursued by AIG. This led to an increase in the valuation allowance of $589 million.
               The entire reduction in valuation allowance of $211 million was allocated to continuing operations. This allocation was based on the primary impacts to continuing operations which included the expected gain from the AIA planned divestiture. The tax effects of the expected gain were sufficient to allocate the reduction in the U.S. consolidated income tax group’s valuation allowance of $211 million to continuing operations, and therefore, there was no remaining reduction in valuation allowance allocable to other components of income.
               For the three months ended June 30, 2010, AIG recorded an increase in the U.S. consolidated income tax group deferred tax assets valuation allowances of $721 million, of which $539 million impacted the effective tax rate for continuing operations. The $721 million change was primarily attributable to the valuation allowances effects from the reduction in the estimated U.S. tax liability with respect to the investment in subsidiaries associated with the transfer of goodwill to ALICO of $855 million, reductions in tax planning strategies of $589 million and total other comprehensive income movement of $636 million primarily attributable to unrealized appreciation in the available for sale securities portfolio.
               At June 30, 2010 and December 31, 2009, AIG had net deferred tax liabilities of $1.6 billion and $2.7 billion, respectively, related to foreign subsidiaries, state and local tax jurisdictions, and certain domestic subsidiaries that file separate tax returns. The change is primarily due to deferred tax liabilities of $1.8 billion reclassified to Liabilities held for sale, offset by $0.7 billion of current year activity.
               At June 30, 2010 and December 31, 2009, AIG had deferred tax asset valuation allowances of $2.7 billion and $3.3 billion, respectively, related to foreign subsidiaries, state and local tax jurisdictions, and certain domestic subsidiaries that file separate tax returns. The change is primarily due to a deferred tax asset valuation allowance of $0.8 billion reclassified to Assets held for sale partially offset by an additional deferred tax asset valuation allowance of $0.6 billion associated with the purchase of additional shares of Fuji, recorded through purchase accounting.
               At June 30, 2010 and December 31, 2009, AIG had deferred tax assets related to stock compensation of $207 million and $178 million, respectively. Due to AIG’s current stock price, these deferred tax assets may not be realizable in the future. The accounting guidance for share based payments precludes AIG from recognizing an impairment charge on this asset until the related stock awards are exercised, vest or expire. Any charge associated with the deferred tax asset, net of valuation allowance, is reported in Additional paid-in capital until the pool of previously recognized tax benefits recorded in Additional paid-in capital is reduced to zero. Income tax expense would be recognized for any additional charge. At June 30, 2010 and December 31, 2009, the pool of previously recognized tax benefits recorded in Additional paid-in capital was $120.3 million and $142.6 million, respectively.
Accounting for Uncertainty in Income Taxes
     At June 30, 2010 and December 31, 2009, AIG’s unrecognized tax benefits, excluding interest and penalties, were $4.7 billion and $4.8 billion, respectively. At both June 30, 2010 and December 31, 2009, AIG’s unrecognized tax benefits included $1.4 billion related to tax positions the disallowance of which would not affect the effective tax rate as they relate to such factors as the timing, rather than the permissibility, of the deduction. Accordingly, at June 30, 2010 and December 31, 2009, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $3.3 billion and $3.4 billion, respectively.
     Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At June 30, 2010 and December 31, 2009 AIG had accrued $829 million and $835 million, respectively, for the payment of interest (net of the federal benefit) and penalties. For the six month periods ended June 30, 2010 and 2009, AIG recognized $78 million and $148 million, respectively, of interest (net of federal benefit) and penalties in the Consolidated Statement of Income (Loss).
     AIG regularly evaluates adjustments proposed by taxing authorities. At June 30, 2010, such proposed adjustments would not have resulted in a material change to AIG’s consolidated financial condition, although it is possible that the effect could be material to AIG’s consolidated results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time it is not possible to estimate the range of the change due to the uncertainty of the potential outcomes.